Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
FalconStor Software Inc.

We consent to use of our reports dated March 14, 2011, with respect to the consolidated balance sheets of FalconStor Software, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

KPMG LLP
Melville, New York
June 28, 2011